                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K


     [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
         EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

                   For the fiscal year ended December 31, 2001


                                       OR


     [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
         EXCHANGE ACT OF 1934 [NO FEE REQUIRED].


Commission file number: 0-22684



            UNIVERSAL FOREST PRODUCTS, INC. EMPLOYEES' PROFIT SHARING
                           AND 401(k) RETIREMENT PLAN
              (Full title of the plan and the address of the plan,
                  if different from that of issuer named below)


                         UNIVERSAL FOREST PRODUCTS, INC.
                              2801 EAST BELTLINE NE
                        GRAND RAPIDS, MICHIGAN 49525-9736
         (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

                                TABLE OF CONTENTS


                                                                                    Page No.
                                                                                    --------

  I.     Report of Independent Auditors and
         Independent Auditors' Report.                                                 3-4


 II. Financial Statements for the Years Ended December 31, 2001 and December 31, 2000:

         (a)      Statements of Net Assets Available for Benefits.                       5

         (b)      Statements of Changes in Net Assets Available
                  for Benefits.                                                          6

         (c)      Notes to Financial Statements.                                      7-12


III.     Supplemental Schedule:

         (a)      Schedule of Assets (Held at End of Year).                             13


 IV.     Exhibits:

         23(a)    Consent of Ernst & Young LLP.

         23(b)    Consent of Deloitte & Touche LLP.

                         Report of Independent Auditors

Plan Administrator
Universal Forest Products, Inc. Employees' Profit Sharing and 401(k) Retirement Plan

We have audited the accompanying statement of net assets available for benefits of Universal Forest Products, Inc. Employees' Profit Sharing and 401(k) Retirement Plan as of December 31, 2001, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001, and the changes in its net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2001, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.


/s/ Ernst & Young LLP
ERNST & YOUNG LLP
June 12, 2002

INDEPENDENT AUDITORS' REPORT


Profit-Sharing Administrative Committee
Universal Forest Products, Inc. Employees'
Profit-Sharing and 401(k) Retirement Plan
Grand Rapids, Michigan

We have audited the accompanying statement of net assets available for benefits of Universal Forest Products, Inc. Employees' Profit-Sharing and 401(k) Retirement Plan (the "Plan") as of December 31, 2000 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.



/s/Deloitte & Touche LLP
DELOITTE & TOUCHE LLP

April 30, 2001

            Universal Forest Products, Inc. Employees' Profit Sharing
                           and 401(k) Retirement Plan

                 Statement of Net Assets Available for Benefits




                                                         DECEMBER 31
                                                      2001         2000
                                                  -------------------------

ASSETS
Cash                                              $        44   $     3,595
Investments, at fair value                         75,710,366    64,322,534
Employer contribution receivable                    1,100,431       922,029
                                                  -----------   -----------
Net assets available for benefits                 $76,810,841   $65,248,158
                                                  ===========   ===========

See accompanying notes to financial statements.

           Universal Forest Products, Inc. Employees' Profit Sharing
                           and 401(k) Retirement Plan

           Statement of Changes in Net Assets Available for Benefits




                                                               YEAR ENDED DECEMBER 31
                                                                 2001           2000
                                                             ---------------------------

ADDITIONS
Participant contributions                                    $  5,563,559   $  4,158,342
Employer contributions                                          2,492,749      2,207,947
Interest income                                                 1,247,680      1,209,951
Dividend income                                                   133,031        130,316
                                                             ------------   ------------
                                                                9,437,019      7,706,556

DEDUCTIONS
Distributions to participants                                   6,909,631      5,059,981
Administrative Expenses                                            22,268         21,506
Transfers to another qualified plan                               143,575
                                                             ------------   ------------
                                                                7,075,474      5,081,487

Net realized and unrealized appreciation (depreciation) in
 fair value of investments                                      9,201,138     (6,804,820)
                                                             ------------   ------------
Net additions (deductions)                                     11,562,683     (4,179,751)

Net assets available for benefits at beginning of year         65,248,158     69,427,909
                                                             ------------   ------------
Net assets available for benefits at end of year             $ 76,810,841   $ 65,248,158
                                                             ============   ============


See accompanying notes to financial statements.

            Universal Forest Products, Inc. Employees' Profit Sharing
                           and 401(k) Retirement Plan

                          Notes to Financial Statements

                           December 31, 2001 and 2000


1. SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The financial statements of the Universal Forest Products, Inc. Employees' Profit Sharing and 401(k) Retirement Plan (the Plan) are presented on the accrual method of accounting.

USE OF ESTIMATES

The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect reported amounts. Although actual results could differ from these estimates, management believes estimated amounts recorded are reasonable and appropriate.

INVESTMENTS

The Plan's investments are generally stated at fair value, which are, where information is available, based on quoted market values. Investment transactions are recorded as of the settlement dates. Net appreciation or depreciation in the fair value of investments is determined using the beginning of the year value or purchase price if acquired during the year.

The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amount reported in the statements of net assets available for benefits.

ADMINISTRATIVE EXPENSES

Administrative expenses incurred in connection with the operations of the Plan are deducted from the amount of the total annual discretionary contribution approved by the Company's Board of Directors excluding loan fees which are paid out of participant's accounts.

            Universal Forest Products, Inc. Employees' Profit Sharing
                           and 401(k) Retirement Plan

                    Notes to Financial Statements (continued)


1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

TRANSFERS TO ANOTHER QUALIFIED PLAN

Certain participants transferred their account balances from the Plan to the Shoffner Industries, LLC 401(k) Plan. Universal Forest Products Shoffner LLC is part of the Universal Forest Products, Inc. controlled group, therefore, the transaction was accounted for as a transfer rather than a distribution.

RECLASSIFICATION

Certain amounts reported in 2000 have been reclassified to conform with the presentation used in 2001.

2. DESCRIPTION OF THE PLAN

The following description of the Plan provides only general information. Participants should refer to the Plan agreement, as amended, for a more complete description of the Plan's provisions.

The Plan is a defined contribution, profit sharing and 401(k) plan providing tax deferred benefits for substantially all eligible employees of Universal Forest Products, Inc. (the Company), excluding the employees of separate subsidiaries that maintain a similar defined contribution plan and those covered under a collective bargaining agreement. Eligible employees are those who are 21 years or older and have completed 1,000 hours of employment (year of service) during the 12-month period following date of employment or, where additional periods are necessary, on succeeding anniversaries of his or her employment commencement date.

Participants may at their election contribute from 1% to 15% of their compensation as a 401(k) contribution subject to certain regulatory limitations. Participant contributions to the Plan are 100% vested.

            Universal Forest Products, Inc. Employees' Profit Sharing
                           and 401(k) Retirement Plan

                    Notes to Financial Statements (continued)




2. DESCRIPTION OF THE PLAN

The Company may contribute a discretionary amount annually determined by management and approved by the Company's Board of Directors. The Company's annual profit sharing contributions are allocated to each participant's account in an amount equal to 5.7% of the sum of each participant's total compensation plus compensation that is in excess of the Social Security Integration Level for the plan year. If the employer does not contribute such amount for all participants, an amount shall be allocated to each participant's account equal to the same proportion that each participant's total compensation plus compensation in excess of the Social Security Integration Level for the plan year bears to the total compensation plus compensation in excess of the Social Security Integration Level of all participants in the Plan. Remaining contributions, if any, shall be allocated to each participant's account in the same proportion that the participant's compensation for the plan year bears to the total compensation of all participants for such year.

Additionally, the Company made quarterly matching contributions of $.50 for each $1.00 contributed by participants in the current and prior years. The basis for matching contributions may not exceed the lessor of 6% of the participant's annual compensation or the amount permitted by the Internal Revenue Code (IRC). This amount is not guaranteed, may vary from year to year and the Company is not obligated to make such contributions.

Each participant's account is credited with the participants' contribution, an allocation of the Company's net contribution, if any, plan earnings and losses and forfeitures. Earnings allocations are based on account balances, as defined.

Employer contributions are subject to a seven-year vesting schedule as follows:

                    Years of Service        Vesting Percentage
                    ----------------        ------------------

                    Less than 3                       0%
                    3 but less than 4                20
                    4 but less than 5                40
                    5 but less than 6                60
                    6 but less than 7                80
                    7 or more                       100

            Universal Forest Products, Inc. Employees' Profit Sharing
                           and 401(k) Retirement Plan

                    Notes to Financial Statements (continued)




2. DESCRIPTION OF THE PLAN (CONTINUED)

Participants may borrow from their account a minimum of $1,000 up to a maximum equal to the lessor of $50,000 or 50% of their vested account balance. Loan transactions are a general investment of the Plan. Loan terms range from one to five years or up to twenty-five years for the purchase of a residence. The loans bear interest at a rate equal to the prime rate (4.75% at December 31, 2001) plus 2% calculated on a quarterly basis. A participant may only have five loans outstanding at any time and one new loan for every twelve-month period.

The vested portion of terminated and retired participants' accounts are normally distributed immediately following a separation from service. As of December 31, 2001 and 2000, net assets available for benefits includes liabilities for benefits to be distributed in the succeeding fiscal year to terminated and retired participants of approximately $29,000 and $38,000, respectively.

The plan sponsor intends to continue the Plan indefinitely, but reserves the right to terminate or amend the Plan at any time. In the event of termination of the Plan, all participants are automatically 100% vested in the value of their accounts and will be paid in full.

3. INVESTMENTS

During 2001 and 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in fair value as follows:


                                   YEAR ENDED DECEMBER 31
                                   2001              2000
                               -----------------------------

Common Stock                   $12,340,898        $(2,701,797)
Mutual Funds                    (3,139,760)        (4,103,023)
                               -----------        -----------
                               $ 9,201,138        $(6,804,820)
                               ===========        ===========

            Universal Forest Products, Inc. Employees' Profit Sharing
                           and 401(k) Retirement Plan

                    Notes to Financial Statements (continued)




3. INVESTMENTS (CONTINUED)

Individual investments that represent 5% or more of the Plan's net assets are as follows:

                                                                     DECEMBER 31
                                                                  2001         2000
                                                               -------------------------

Guaranteed Long-Term Fund                                      $19,534,019   $16,215,480
Universal Forest Products, Inc. Unregistered Common
  Stock Fund                                                    17,646,611    12,745,858
Universal Forest Products, Inc. Registered Common
  Stock Fund                                                    13,296,926     8,381,674
Large Cap Value/John A. Levin & Co. Fund (formerly
  Large Company Stock--Value I Fund)                             7,621,428
CIGNA Lifetime 40 Fund                                           5,819,103
Fidelity Advisor Growth Opportunities Fund                                     9,444,876
Invesco Total Return Fund                                                      6,532,015
Large Company Stock Index Fund                                                 3,271,376

            Universal Forest Products, Inc. Employees' Profit Sharing
                           and 401(k) Retirement Plan

                    Notes to Financial Statements (continued)




4. FEDERAL INCOME TAXES

The Internal Revenue Service has determined and informed the Company by a letter dated April 4, 1996, that the Plan and related trust were designed in accordance with the applicable regulations of the Internal Revenue Code. The Plan has been amended since receiving the determination letter; however, the Company and the Plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code and the Plan and related trust continue to be tax-exempt.

                                                                 EIN: 38-1465835
                                                                     Plan #: 001
            Universal Forest Products, Inc. Employees' Profit Sharing
                           and 401(k) Retirement Plan

          Schedule H, Line 4i--Schedule of Assets (Held at End of Year)

                                December 31, 2001

                                                                                                                           FAIR
IDENTITY OF ISSUER, BORROWER, LESSOR OR
SIMILAR PARTY                                DESCRIPTION OF INVESTMENT                                       VALUE
------------------------------------------------------------------------------------------------------------------------------------

Common Stock:
   Universal Forest Products, Inc. *         Unregistered Common Stock Fund (843,117 shares)                           $17,646,611
                                             Registered Common Stock Fund (632,680 shares)                              13,296,926
                                                                                                                       -----------
                                                                                                                        30,943,537
Mutual Funds:
   Connecticut General Insurance Company
      Investments *                          Guaranteed Long-Term Fund                                                  19,534,019
                                             Large Cap Value/John A. Levin & Co. Fund                                    7,621,428
                                             Large Company Stock Index Fund                                              2,859,459
                                             Janus Account                                                               1,494,202
                                             Small Cap Value/Berger Fund (formerly Small Company Stock - Value I
                                                Fund)                                                                    1,490,051
                                             Mid Cap Growth/Artisan Partners (formerly Midsize Company Stock -
                                                Growth Fund)                                                             1,383,266
                                             Lazard International Equity Account                                           943,395
                                             CIGNA Lifetime 20 Fund                                                         79,751
                                             CIGNA Lifetime 30 Fund                                                        162,052
                                             CIGNA Lifetime 40 Fund                                                      5,819,103
                                             CIGNA Lifetime 50 Fund                                                        110,491
                                             CIGNA Lifetime 60 Fund                                                         84,087
                                                                                                                       -----------
                                                                                                                        41,581,304
Participant Loans Receivable *               Collateralized by vested account balances, payable in monthly
                                             installments with interest ranging from 7.5% to 11.5%                       3,185,525
                                                                                                                       -----------
                                                                                                                       $75,710,366
                                                                                                                       ===========

*Represents parties-in-interest.
There were no assets reportable as acquired and disposed of during the year.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, Universal Forest Products, Inc., as Plan Administrator, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                             Universal Forest Products, Inc. Employees' Profit Sharing and 401(k) Retirement Plan



Date:    June 28, 2002       /s/ Matthew J. Missad
                             ---------------------------------------

                             Matthew J. Missad, Executive Vice President
                             Universal Forest Products, Inc., Plan Administrator